Exhibit 99.1

Clarivate Analytics Announces Private Offering of Senior Secured Notes

London, UK, and Philadelphia, US, October 22, 2019—Clarivate Analytics Plc (“Clarivate”) (NYSE:CCC; CCC.WS) announced today the commencement of a private offering of senior secured notes due 2026 (the "Notes"). The Notes are expected to be issued by Camelot Finance S.A., an indirect wholly-owned subsidiary of Clarivate, are expected to be secured on a first-lien pari passu basis with borrowings under a new senior secured credit facility, and are expected to be guaranteed on a joint and several basis by certain of Clarivate’s subsidiaries.

Clarivate intends to use the net proceeds from the offering, together with proceeds from the new senior secured credit facility, to refinance all amounts outstanding under its existing credit facility, to redeem its 7.875% Senior Notes due 2024 and pay fees and expenses related to the foregoing, and to fully fund its payment obligations under the agreement terminating its tax receivable agreement, as previously announced on August 22, 2019. Any remaining proceeds will be used for general corporate purposes.

The offering of Notes will be made in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in the United States only to investors who are reasonably believed to be "qualified institutional buyers," as that term is defined in Rule 144A under the Securities Act, and outside of the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding Clarivate’s ability to consummate the financing transactions discussed above, the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in the proxy statement/prospectus as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2019 (File No. 333-229899), along with our other filings with the SEC. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements are based only on information currently available to our management and speak only as of the date of this press release. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Clarivate Analytics

Clarivate Analytics™ is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. We have built some of the most trusted brands across the innovation lifecycle, including Web of Science™, Cortellis™, Derwent™, CompuMark™, MarkMonitor™ and Techstreet™. Today, Clarivate Analytics is on a bold entrepreneurial mission to help customers reduce the time from new ideas to life-changing innovations. For more information, please visit clarivate.com.

Clarivate and its logo, as well as all other trademarks used herein are trademarks of their respective owners and used under license.

Media Contact Tabita Seagrave Head of External Communications media.enquiries@clarivate.com	Investor Relations Contact Anthony Gerstein Head of Investor Relations anthony.gerstein@clarivate.com